
October 1, 2024

Matthew Wolfson
President, Chief Executive Officer & Chief Financial Officer
Electromedical Technologies, Inc
16413 N. 91st Street , Suite C140
Scottsdale, Arizona 85260

     Re: Electromedical Technologies, Inc
         Form 10-K for Fiscal Year Ended December 31, 2023
         File No. 000-56192

Dear Matthew Wolfson:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Exhibit 31.1, page 1

1.   The certifications provided as Exhibit 31.1 and Exhibit 31.2 for your Form 10-K for fiscal year ended December 31, 2023, do not include paragraph 4(b) and the introductory language in paragraph 4, referring to your internal control over financial reporting. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. Please ensure the revised certifications refer to the Form 10-K/A and are currently dated.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services